

Mail Stop 3720

August 24, 2016

Roger D. Shannon
Chief Financial Officer
ADTRAN, Inc.
901 Explorer Boulevard,
Huntsville, Alabama 35806

> **Re: ADTRAN, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Response Dated July 19, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 5, 2016**
> **File No. 000-24612**

Dear Mr. Shannon:

We have reviewed your July 19, 2016 response to our comment letter and your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Note 11. Segment Information, page 20

1.   We note your response to our comment 2. Please tell us whether the Senior Vice President, Global Operations discusses with the CODM gross profit or any other performance measure by product offerings, customers, or geographical locations. If there are performance measure discussions between the Senior Vice President, Global Operations and the CODM regarding the Network Solution's product offerings,

customers, or geographical locations, please explain how the CODM incorporates that information into his decision making process when assessing performance and allocating resources.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition And Results of Operations
Results of Operations, page 29

2.   We note your international sales had decreased almost 50% compared to the same periods in prior year, a trend that appears to have continued into the second quarter. In this regard, please enhance your MD&A disclosure to include a more robust discussion of known trends or uncertainties in your international markets that you reasonably expect have had, or will have, a material impact on your international sales. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications